UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                              __________________

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
 of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number         0-10179
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                            ML Venture Partners I, L.P.
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                   (Exact name of registrant as specified in its charter)

          World Financial Center, North Tower, New York, New York  10281-1326,
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                                    (212) 449-1000
                                     -------------
             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(g) of the Act:

                          Units of Limited Partnership Interest
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               (Title of each class of securities covered by this Form)

                                        None
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             (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       (X)        Rule 12h-3(b)(1)(ii)       (  )
    Rule 12g-4(a)(1)(ii)      ( )        Rule 12h-3(b)(2)(i)        (  )
    Rule 12g-4(a)(2)(i)       ( )        Rule 12h-3(b)(2)(ii)       (  )
    Rule 12g-4(a)(2)(ii)      ( )        Rule 15d-6                 (  )
    Rule 12h-3(b)(1)(i)       (X)

    Approximate  number of  holders  of records  as of  the  certification or
notice date:      None
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    Pursuant to the  requirements of the Securities Exchange Act  of 1934, ML
Venture Partners, I, L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:         October 18, 1996          BY:  /s/ Robert F. Aufenanger
                                        -----------------------------
                                        Robert F. Aufenanger
                                  	Executive Vice President
                                  	Merrill Lynch Venture Capital Inc.
                                  	General  Partner of  Merrill  Lynch
					  Venture Capital Co., L.P.
	                                Managing General Partner
                                   	  of ML Venture Partners I, L.P.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.